NO ACT

DC

PE 01/25/2012

Act: 1933
Section: 18(B)(1)(C)
Rule:
Public Availability: 2/1/2012

February 1, 2012

[redacted]

12025381

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Options Clearing Corporation
Incoming letter dated January 25, 2012

You have requested that we provide interpretive guidance regarding Section 18(b)(1)(C) of the Securities Act of 1933. Specifically, you have asked for confirmation that we concur in your view that Options Clearing Corporation-issued standardized options ("OCC standardized options") that are listed on a national securities exchange that is not named in Section 18(b)(1)(A) of the Securities Act or in Rule 146(b) under the Securities Act ("Other Options") are equal in seniority to OCC standardized options that are listed on a national securities exchange that is named in Section 18(b)(1)(A) or in Rule 146(b) ("Listed Options"), and would therefore be "covered securities" under the "equal in seniority" language of Section 18(b)(1)(C) of the Securities Act.

Based on the facts presented and in reliance on the supporting opinion of counsel that the Other Options would have equal priority with Listed Options with respect to the distribution of assets and payment of amounts due to option holders, the Division is of the view that Other Options are equal in seniority to Listed Options, and therefore are "covered securities" under Section 18(b)(1)(C) of the Securities Act.

This interpretive response is limited to OCC standardized options that are listed on a national securities exchange. In addition, this position is based on the representations made to the Division in your letter and on the supporting opinion of counsel. Different facts or conditions might require different conclusions.

Sincerely,

Thomas J. Kim
Chief Counsel and Associate Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Mail Stop 4561

James R. McDaniel, Partner
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603

Re: Options Clearing Corporation

Dear Mr. McDaniel:

In regard to your letter of January 25, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

jmcdaniel@sidley.com
(312) 853 2665

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
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FOUNDED 1866

NEW YORK
PALO ALTO
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

January 25, 2012

Submitted via Mail and E-mail

Thomas J. Kim
Chief Counsel and Associate Director
Division of Corporation Finance
Richard Holley III
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549–1090

Re: Request for Interpretive Guidance on Section 18(b)(1)(C) of the Securities Act of 1933 (the "Securities Act") as it Relates to Exchange-Traded Options.

Gentlemen:

We are writing on behalf of our client, The Options Clearing Corporation ("OCC"), to request that the Commission staff provide interpretive guidance regarding Section 18(b)(1)(C) of the Securities Act of 1933 (the "Securities Act"). Specifically, we would appreciate confirmation that the Commission staff concurs in our view that OCC-issued "standardized options" (as defined in Rule 9b-1 under the Securities Exchange Act of 1934 (the "Exchange Act")) that are listed on a national securities exchange that is not named in Section 18(b)(1)(A) of the Securities Act or in Rule 146(b)[1] ("Other Options") are "equal in seniority" to standardized options that are listed on national securities exchanges that are named in Section 18(b)(1)(A) or in Rule 146(b) ("Listed Options") and would therefore be "covered securities" under the "equal in seniority" language of Section 18(b)(1)(C) for purposes of federal preemption of state securities registration requirements under Section 18(a) of the Securities Act. Subparagraph (C) applies to "a security of the same issuer that is equal in seniority or that is a

[1] 17 CFR §230.146(b), promulgated under Section 18(b)(1)(B) of the Securities Act.

senior security to a security" listed or authorized for listing on national securities exchanges specified in the statute or in a Commission rule promulgated under Section 18(b)(1).[2]

I. Background

OCC is a clearing agency registered under Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"), and is the world's largest derivatives clearing organization. OCC clears all transactions in listed options effected on any of the U.S. national securities exchanges that trade options and is deemed to be the "issuer" of such options for securities law purposes. Historically, OCC has issued and cleared only classes of options that are listed on at least one of the markets named under Section 18(b)(1)(A) of the Securities Act (the "Named Exchanges") or in Rule 146(b) (referred to collectively as "Exempt Markets"). Therefore, the options so cleared by OCC are "covered securities" under these provisions. However, certain options exchanges, including the C2 Options Exchange, are not named either in Section 18(b)(1)(A) or in Rule 146(b). When such an exchange proposes to trade options that are not identical to options traded on one of the Exempt Markets, the question arises whether such options are nevertheless "covered securities" under Section 18(b)(1). For the reasons stated below, OCC believes that all Listed Options and Other Options that it issues and clears are "covered securities." We are requesting an interpretation from the Commission staff that the staff concurs that Other Options are "covered securities" pursuant to Section 18(b)(1)(C).

II. Statutory Interpretation of Section 18 of the Securities Act

We believe that all exchange-traded options are covered securities under the plain statutory language of Section 18(b)(1)(C) of the Securities Act. In 1996, Congress adopted the National Securities Markets Improvement Act ("NSMIA")[3] because "the system of dual Federal and state securities regulation [had] resulted in a degree of duplicative and unnecessary regulation,"[4] which raised the cost of capital to American issuers of securities without providing commensurate protection to investors.[5] NSMIA amended Section 18 to (i) provide for the exclusive federal regulation of securities listed on one of the Named Exchanges and (ii) provide the Commission with discretionary authority to extend similar preemptive treatment to securities listed on another national securities exchange (or tiers or segments thereof) with listing standards substantially similar to those of the Named Exchanges.[6] Specifically, NSMIA modified Section 18 to preclude any state from requiring registration or qualification of "covered securities," defined under Section 18(b)(1) to include a security that is:

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[2] Securities Act, § 18(b)(1)(C), 15 U.S.C. § 77r (2011).

[3] National Securities Markets Improvement Act of 1996, Pub. L. 104-290, 110 Stat. 3416 (October 11, 1996).

[4] H.R. Conf. Rep. No. 864, 104th Cong., 2d Sess. (1996).

[5] *Id.*

[6] Securities Act § 18(a), 15 U.S.C. § 77r (2011).

(A) Listed, or authorized for listing, on the New York Stock Exchange or the American Stock Exchange, or listed, or authorized for listing, on the National Market System of the Nasdaq Stock Market[7] (or any successor to such entities);

(B) Listed, or authorized for listing, on a national securities exchange (or tier or segment thereof) that has listing standards that the Commission determines by rule (on its own initiative or on the basis of a petition) are substantially similar to the listing standards applicable to securities described in subparagraph (A); or

(C) a security of the same issuer that is equal in seniority or that is a senior security to a security described in part (A) or (B) above.[8]

Pursuant to a series of rulemakings with respect to Rule 146,[9] the Commission exercised its authority to designate as covered securities for the purposes of Section 18, securities listed on the following Exempt Markets: Tier I of the NYSE Arca, Inc., Tier I of NASDAQ OMX PHLX LLC, the CBOE, options listed on the International Securities Exchange, LLC, and the Nasdaq Capital Market. The preemptive exemption of Section 18 applies to securities listed or authorized for listing on the Exempt Market and is not limited to transactions occurring on those markets. Thus, if an option is a security listed on an Exempt Market, the option will be a covered security when the same option is sold in a transaction that takes place in another market.

When an OCC-issued option is an Other Option that is not deemed to be the "same option" as one listed on an Exempt Market, Section 18(b)(1)(C) should nevertheless be applicable. We believe that all Listed Options and Other Options should be deemed to be "covered securities" under the plain language of Section 18(b)(1)(C), which applies to a security of "the same issuer that is equal in seniority . . . to a security" that is listed on an Exempt Market. The analysis is straightforward. Every exchange-traded option cleared by OCC is: (i) a security of the same issuer (*i.e.*, OCC); (ii) all OCC-issued options are "equal in seniority," (iii) most standardized options are listed on Exempt Markets, therefore (iv) any OCC-issued option not listed on an Exempt Market is nevertheless a "covered security" under Section 18(b)(1)(C) because it is an option of the same issuer that is equal in seniority.

Although the term "equal in seniority" is not defined in the Securities Act, the term "senior security" *is* defined in Section 18(d)(4) thereof to mean "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends." Under this definition, no class or series of OCC-issued options could be deemed to be a "senior security" to any other class or series of such options. More generally, securities are understood to be equal in seniority to one another when holders of those securities have equal priority against the assets of the issuer in the distribution of assets or payment of dividends. Thus, a preferred stock or a debt security is said to be senior to common stock whereas two

[7] The Nasdaq Stock Market has since become a national securities exchange.

[8] Securities Act § 18(b)(1), 15 U.S.C. § 77r (2011).

[9] 17 CFR 230.146(b).

classes of common stock or two issues of debt securities may be equal in seniority to one another if, by their terms, neither has such a priority over the other. All Listed Options and Other Options issued by OCC are "equal in seniority" because all options cleared by OCC have equal claims against OCC's assets and equal protection under OCC's "backup system" that assures OCC's ability to perform its obligations under the options that it issues. The "backup system" includes financial requirements for clearing members that make a clearing member default unlikely; OCC's margin requirements designed to fully collateralize a defaulting clearing member's potential obligations including risk margin to cover anticipated market movements; clearing fund contributions of all clearing members, which may be applied on a pro rata basis to losses incurred by OCC if a defaulting clearing member's own collateral deposits prove to be insufficient; and the ability to assess each clearing member up to an additional 100% of its existing clearing fund contribution if needed. No class or series of options has a priority over any other class or series with respect to the resources available to meet any distribution or payment owed by OCC with respect to such options. We therefore believe that it is clearly the case that all Other Options issued by OCC are equal in seniority to all Listed Options issued by OCC.[10]

III. Historical Treatment of Options

In addition to the statutory language of Section 18, there is a long history suggesting that all OCC-issued Other Options should be considered to be equal in seniority to all OCC-issued Listed Options. Section 18 of the Securities Act appears to have been modeled on, and its provisions are similar to, the exchange-listed exemption in the Uniform Securities Act,[11] the

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[10] We should also point out that we do not interpret the Section 18(b)(1) preemptive exemption as applied to standardized options to carry with it an exemption for an underlying security that might be deemed to be offered and or sold as a result of a transaction in, or exercise of, the overlying option. OCC generally requires that securities underlying physically settled options must be "covered securities" in their own right at the time the option is purchased or sold. This letter therefore requests an interpretation only with respect to the status of Other Options and not with respect to the status of any underlying security.

[11] The proposition applies to both of the 1956 and the 2002 versions of the Uniform Securities Act. Section 402(a)(8), the exchange-listed exemption from the Uniform Securities Act of 1956, provides:

> any security listed or approved for listing upon notice of issuance on the New York Stock Exchange, the American Stock Exchange, or the Midwest Stock Exchange [, or listed on the (insert names of appropriate regional stock exchanges)]; any other security of the same issuer which is of senior or substantially equal rank; any security called for by subscription rights or warrants so listed or approved; or any warrant or right to purchase or subscribe to any of the foregoing.

The version of the exchange-listed exemption in the Uniform Securities Act of 2002 is as follows:

> a federal covered security specified in Section 18(b)(1) of the Securities Act of 1933 [which by its terms includes the "equal in seniority" provision] or by rule adopted under that provision or a security listed or approved for listing on another securities market specified by rule under this [Act]; a put or a call option contract; a warrant; a subscription right on or with respect to such securities; or an option or similar derivative security on a security or an index of securities or foreign currencies issued by a clearing agency registered under the Securities Exchange Act of 1934 and listed or designated for trading on a national securities exchange, a facility of a national securities exchange, or a facility of a national securities association registered under the Securities Exchange Act of 1934 or an offer or sale, of the underlying security in connection with the offer, sale, or exercise of an option or other security that was exempt when

model statute designed to guide each state in drafting its securities law. The Uniform Securities Act has been in existence for over 80 years. For many years, before the enactment of NSMIA and the adoption of the preemptive exemption under Section 18, OCC relied on exchange listed exemptions, including language parallel to the "equal in seniority" provisions in Section 18(b)(1)(C), in many states. (The corresponding provision under the Uniform Securities Act of 1956 refers to securities of "equal rank," which we interpret as equivalent to "equal in seniority.") A number of states issued interpretations recognizing the applicability of the "equal rank" analysis to standardized options issued by OCC.[12] The historical treatment of options under state law therefore supports our view that the "equal in seniority" provisions of Section 18(b)(1)(C) are applicable to Other Options.

IV. Additional Reasons to Issue the Requested Interpretation

We also note that C2 is eligible to be designated as an Exempt Market under Section 18(b)(1)(B) because it has listing standards that are "substantially similar" to the listing standards of the Named Exchanges identified in Section 18(b)(1)(A). (Indeed, all of the national securities exchanges that list standardized options have substantially similar listing standards for such options, and these listing standards are required to be filed with and approved by the Commission.) C2 has requested that the Commission amend Rule 146(b) to add C2 to the list of Exempt Markets. Until the Commission has had sufficient time to consider such an amendment, however, an interpretation under Section 18(b)(1)(C) would allow new exchanges such as C2 to compete on a more level playing field with the existing options exchanges while their requests for designation are pending.

V. Conclusion

For the above reasons, we respectfully request that the Commission staff confirm our interpretation that all Other Options issued by OCC, to the extent not listed on Exempt Markets, are nevertheless "covered securities" pursuant to Section 18(b)(1)(C). Such an interpretation would be consistent with the plain language of the statute and the historical treatment of options under similar provisions of state law.

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the option or other security was written or issued; or an option or a derivative security designated by the Securities and Exchange Commission under Section 9(b) of the Securities Exchange Act of 1934.

While the Uniform Securities Act of 2002, if adopted in uniform form, would appear to exempt all OCC-issued standardized options and render reliance on Section 18(b)(1) unnecessary, it has thus far been adopted in only a minority of states.

[12] Based upon a review of files in our possession, jurisdictions in which the securities administrator has acknowledged the applicability of the "equal rank" exemption to classes of OCC-issued options include the following: Alabama, Arkansas, Delaware, Kentucky, Montana, Nebraska, New Hampshire, New Jersey, Oklahoma, Oregon, Puerto Rico, Tennessee, Virginia, West Virginia and Wyoming.

If you have any questions regarding this request, please do not hesitate to contact the undersigned at 312-853-2665 or James Brown at The Options Clearing Corporation, One North Wacker Drive, Suite 500, Chicago, IL 60606 or at 312-322-6855.

Very truly yours,

James R. McDaniel

JRM/ds

Cc:

William H. Navin, OCC
Jean M. Cawley, OCC

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

December 16, 2011

Submitted via Mail and E-mail

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549–1090
Attention: Thomas J. Kim, Chief Counsel and Associate Director

Re: Opinion in Support of Request for Interpretation of Section 18(b)(1)(C) under the Securities Act of 1933 (the "Securities Act") as it Relates to Exchange-Traded Options.

Ladies and Gentlemen:

We are writing on behalf of our client, The Options Clearing Corporation, a Delaware corporation ("OCC"), to respond to the request of the Commission staff that OCC provide an opinion of counsel as to certain matters relating to the captioned request. By letter of even date, a copy of which is attached hereto, we are submitting a request on behalf of OCC for an interpretation regarding Section 18(b)(1)(C) of the Securities Act. Specifically, we are asking for confirmation that the Commission staff concurs in our view that OCC-issued "standardized options" (as defined in Rule 9b-1 under the Securities Exchange Act of 1934 (the "Exchange Act")) that are listed on a national securities exchange that is not named in Section 18(b)(1)(A) of the Securities Act or in Rule 146(b)[1] ("Other Options") are "equal in seniority" to standardized options that are listed on national securities exchanges that are named in Section 18(b)(1)(A) or in Rule 146(b) ("Listed Options") and would therefore be "covered securities" under Section 18(b)(1)(C) for purposes of federal preemption of state securities registration requirements under Section 18(a) of the Securities Act. Subparagraph (C) applies to "a security of the same issuer that is equal in seniority or that is a senior security to a security" listed or authorized for listing on national securities exchanges specified in the statute or in a Commission rule promulgated under Section 18(b)(1).[2]

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[1] 17 CFR §230.146(b), promulgated under Section 18(b)(1)(B) of the Securities Act.

[2] Securities Act, § 18(b)(1)(C), 15 U.S.C. § 77r (2011).

Although "equal in seniority" is not defined in the Securities Act, "senior security" *is* defined in Section 18(d)(4) thereof to mean "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends." Our view is that different securities of the same issuer would be "equal in seniority" to one another provided that no such security would have priority over any other as to distribution of assets and payment of amounts due to the holders of such securities under the terms of those securities. To support the issuance of the requested interpretation, the Commission staff has requested that OCC furnish an opinion of counsel that Other Options would have equal priority with Listed Options with respect to distribution of assets and payment of amounts due to option holders. For the reasons stated below, it is our opinion that this would be the case.

I. Scope of Opinion

Our opinion applies to all Listed Options and Other Options that are or may in the future be issued pursuant to the By-Laws and Rules of OCC as they are now in effect. An OCC-issued option contract is an uncertificated security the terms of which are contained in, or determined in accordance with, the By-Laws and Rules of OCC; and there is no separate writing that constitutes an OCC-issued option contract. We have examined: OCC's Certificate of Incorporation; the By-Laws and Rules of OCC; the form of agreement by which OCC Clearing Members agree to be bound by the By-Laws and Rules of the Corporation; the Restated Participant Exchange Agreement among OCC and the national securities exchanges that list options cleared by OCC; and such other documents as we have deemed necessary for purposes of this opinion. Our opinion is limited to the federal laws of the United States (including the Securities Act and the Exchange Act), the General Corporation Law of the State of Delaware (OCC's domicile), and the laws of the State of Illinois, which govern the contractual relations between OCC and its Clearing Members as stated in Article IX, Section 10 of such By-Laws.

II. Nature of OCC's Obligations to Option Holders Pursuant to OCC's By Laws and Rules

Article VI, Section 5 of OCC's By-Laws ("Obligations of the Corporation") provides, "Upon the acceptance of an Exchange transaction by the Corporation [*i.e.*, OCC], the rights of the parties to such transaction shall be solely against the Corporation and the Corporation shall be obligated to the parties in accordance with the provisions of the By-Laws and the Rules."[3] An "Exchange transaction" is defined in Article I, Section 1 of the By-Laws in respect of an Exchange other than an international market to mean "a transaction on or through the facilities of an Exchange for the purchase, writing or sale of a cleared contract or for the closing out of a long or short position in a cleared contract." An "Exchange" includes any national securities exchange or national securities association that has qualified for participation in OCC, some of which are named in Section 18(b)(1)(A) and others of which are not. A "cleared contract," defined in

[3] OCC's obligations in respect of options run only to the Clearing Member that is, or who acts as the agent of, the holder of the option. Customers, in turn, look to the broker carrying their account for performance. (The broker must either be an OCC Clearing Member or have arrangements to clear through an OCC Clearing Member.) Accordingly, references in this opinion to OCC's obligations to option holders should be interpreted to mean OCC's obligation to the Clearing Member who either is, or who represents, the option holder.

Article I, Section 1, is any derivative contract cleared by OCC[4] and expressly includes a "cleared security," which in turn is defined as an "'option contract' (other than a futures option or commodity option), a security future or a BOUND."[5]

Article VI, Section 6 of the By-Laws ("Issuance of Cleared Contracts") states, in pertinent part:

> The Corporation shall be the issuer of all cleared contracts purchased in Exchange transactions. . . . Any such cleared contract shall carry the rights and obligations set forth in the By-Laws and Rules applicable to the particular cleared contract and shall contain the variable terms[6] as agreed upon by the Purchasing Clearing Member and Selling Clearing Member (or by Exchange Members authorized to give up the names of such Clearing Members) as shown on the trade information filed by them with the Exchange on which such opening purchase transaction occurred and which is transmitted to the Corporation in a report of matched trades submitted by such Exchange. . . . Unless and until a cleared contract is issued as provided by the By-Laws, the Corporation shall have no obligation in respect thereof.

An "Interpretation and Policy" following Section 6 states further:

> The Corporation is substituted through novation as the buyer to every seller and the seller to every buyer and is the obligor to the extent set forth in the Rules with respect to obligations owing to persons having positions in cleared contracts. With respect to cleared securities, OCC is deemed to be the "issuer" as that term is defined in Section 2(a)(4) of the Securities Act of 1933 and Section 3(a)(8) of the Securities Exchange Act of 1934. OCC serves the same functional role with respect to cleared contracts that are governed by the Commodity Exchange Act, and the terms "issuer," "issuance," etc. are therefore used to refer to OCC's role with respect to all cleared contracts.

Under its By-Laws and Rules, OCC's obligations in respect of an option contract that it issues consist of (i) performance of the option in accordance with its terms if and when the option is exercised by a Clearing Member, and (ii) payment of the purchase price or "premium" to the Clearing Member that is, or represents, the holder of the option if and when the option is sold in an Exchange transaction. Performance of an option upon exercise consists either of: (i) in the case of a physically-settled option, delivery of the underlying security against payment of the

[4] Article I, Section 1.C(10) of OCC's By-Laws provides: "The term "cleared contract" means a cleared security or a commodity future, futures options or commodity option that is cleared by the Corporation."

[5] A "BOUND" is an option product provided for in OCC's By-Laws and Rules, but not currently traded.

[6] "Variable terms" are the business terms of the option fixed by the national securities exchanges on which such options are listed or, in certain cases, the parties to such options and not prescribed by the OCC's By-Laws and Rules. These include the identification of the security that is the subject of the option, the duration of the option, a specification of American or European exercise style, and the strike price.

exercise price[7]; or (ii) in the case of a cash-settled option such as an index option, to pay the holder the "exercise settlement amount" as defined for the particular kind of option contract.[8]

OCC's obligations under physically-settled stock option contracts are set forth in Article VI, Section 9 of the By-Laws. Section 9(a) governs call options:

> Subject to the provisions of the By-Laws and Rules of the Corporation, the holder of a single American-style call option contract has the right, beginning at the time such option contract is issued pursuant to this Article VI and expiring at the expiration time therefor on the Saturday immediately following the third Friday of the expiration month of such option contract, to purchase from the Corporation at the aggregate exercise price the number of units of the underlying security represented by such option contract. . . . Subject to the provisions of the By-Laws and Rules of the Corporation, the holder of a single European-style call option contract has the right on (and only on) the expiration date, expiring at the expiration time therefor on such date, to purchase from the Corporation at the aggregate exercise price the number of units of the underlying security represented by such option contract . . . .

Section 9(b) correspondingly governs put options:

> Subject to the provisions of the By-Laws and Rules of the Corporation, the holder of a single American-style put option contract has the right, beginning at the time such option contract is issued pursuant to this Article VI and expiring at the expiration time therefor on the Saturday immediately following the third Friday of the expiration month of such option contract, to sell to the Corporation at the aggregate exercise price the number of units of the underlying security represented by such option contract. . . . Subject to the provisions of the By-Laws and Rules of the Corporation, the holder of a single European-style put option contract has the right on (and only on) the expiration date, expiring at the expiration time therefor on such date, to sell to the Corporation at the aggregate exercise price the number of units of the underlying security represented by such option contract . . . .[9]

[7] OCC's obligation would be to deliver the underlying security or other underlying interest to the holder of a call option against payment of the exercise price and to pay the exercise price to the holder of a put option against delivery of the underlying interest.

[8] "Exercise settlement amount" is defined in Article XIV, Section 1 in respect of binary options and range options.

[9] OCC satisfies its obligations to deliver or make payment for underlying stocks pursuant to Chapter IX of its Rules. Delivery and payment are effected through the facilities of the National Securities Clearing Corporation, or a similar "correspondent clearing corporation" within the meaning of the OCC Rules. Pursuant to Rule 901(c), OCC's obligations are deemed satisfied once settlement obligations are reported to and not rejected by the correspondent clearing corporation prior to the time when it becomes unconditionally obligated, in accordance with its rules, to effect settlement in respect thereof or to close out the securities contract arising therefrom, other than obligations OCC may have to its correspondent clearing corporation. However, Chapter IX also provides procedures through which OCC may direct delivery against payment on a "broker-to-broker" basis, and, if the assigned option writer fails to deliver (in the case of a call) or receive (in the case of a put) securities to or from the exercising option holder, Rules 910 and 911 provide buy-in and sell-out procedures, respectively, and obligate OCC in effect to make the exercising option holder whole for any loss on such buy-in or sell-out. OCC's obligations under these rules are

The "General Rights and Obligations of Holders and Writers" of other kinds of options are set forth in the particular Article of the By-Laws applicable to that particular kind of options. For example, Article XVII of the By-Laws ("Index Options and Other Cash-Settled Options") provides in Section 2(a) thereof:

> Subject to the provisions of the By-Laws and Rules, the holder of a single American-style cash-settled option contract other than a delayed start option contract has the right, beginning at the time such option is issued pursuant to Article VI of the By-Laws and expiring at the expiration time therefor on the expiration date, to receive the exercise settlement amount from the Corporation in accordance with Exchange Rules and the By-Laws and Rules. Subject to the provisions of the By-Laws and Rules, the holder of a single American delayed start option contract has the right, beginning after the option's exercise price is set and expiring at the expiration time for such option on the expiration date, to receive the exercise settlement amount from the Corporation in accordance with Exchange Rules and the By-Laws and Rules.[10]

OCC makes settlement with respect to premiums due to sellers of options through its daily cash settlement system. Cash payments due to Clearing Members on any business day are netted to a single payment owing to or from OCC in each account of each Clearing Member, and any amounts owing to a Clearing Member in respect of option contracts are paid by OCC to the bank account designated by the Clearing Member. OCC's Rule 502(b) provides:

> Subject to Rule 505, at or before the settlement time on each business day, the Corporation shall be obligated to pay a Clearing Member (provided the Clearing Member has deposited all margin required to be deposited pursuant to Chapter VI) the amount of any net daily premium and variation payments[11] in an account shown to be due from the Corporation to such Clearing Member on the Daily Position Report for such account for such day.

Similar provisions apply to payments owed in respect of exercising holders of cash-settled options. For example, Rule 1806(d) provides:

> Subject to Rule 505 at or before the settlement time on each exercise settlement date for cash-settled options, the Corporation shall be obligated to pay to the Clearing Member (provided the Clearing Member has deposited all margin required to be deposited pursuant to Chapter VI of the Rules and has deposited the full amount of any net daily

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the same for all classes of options to which they apply, and they make no distinction based upon the exchange or market on which an option was purchased or the particular class of options involved.

[10] OCC's performance obligations for other types of options are defined in Articles XII through XVII, XX, XXII through XXIV, and XXVI of OCC's By-Laws.

[11] "Variation payment" is defined in Article I, Section 1.V(3) of OCC's By-Laws to mean, "the 'mark-to-market' payment or 'variation margin' payment that a buyer or seller of futures is obligated to pay to, or entitled to collect from, [OCC] from time to time in accordance with the By-Laws and Rules applicable to futures."

premium due to the Corporation under Rule 502) the net settlement amount in any account shown to be due from the Corporation to such Clearing Member on the report referred to in paragraph (b) of this Rule for such day.

None of the obligations of the Corporation to option holders described above make any distinction whatsoever as to priority of claims or payment with respect to Listed Options as opposed to Other Options. No provision of the By-Laws or Rules provides for the subordination of claims with respect to Listed Options as opposed to Other Options (or vice versa), and no such distinctions are made based upon the identity of the exchange or market on which an option transaction originates.[12] Each option contract represents an unsecured contractual claim of the Clearing Member who is, or who represents, the option holder against OCC for performance of the option, including payments due thereunder, in accordance with its terms. Accordingly, it is our opinion that all Other Options are "equal in seniority" to all Listed Options in the sense that all such options have equal priority with respect to distribution of assets, and payment of amounts due, to option holders.

III. Resources of OCC

OCC's resources for meeting its obligations to option holders consist first of the corresponding obligations that Clearing Members that are, or represent, option writers have to OCC. The novation of matched trades referred to above results in a clearing system that is always in balance—i.e., for every option contract on which OCC owes performance obligations there is always a "short" option contract representing the obligation of an OCC Clearing Member to render the same performance to OCC. The financial standards applicable to OCC Clearing Members are set forth in Chapter III of OCC's Rules. In order to secure the performance obligations of Clearing Members, OCC requires, pursuant to Chapter VI of its Rules, that Clearing Members deposit margin consisting of cash, securities or letters of credit meeting the requirements of OCC's Rule 604. OCC takes a security interest in all assets (other than long option positions that are "segregated" pursuant to Rule 611) in each account.

In addition, Clearing Members are required to make contributions to OCC's Clearing Fund pursuant to Article VIII of the By-Laws. The Clearing Fund contributions of a Clearing Member are additional security for the obligations of the Clearing Member to OCC, but are also available to make good losses resulting from the default of other Clearing Members or the default of a bank or other clearing organization owing obligations to OCC. For example, Section 5(a) of Article VIII provides that, in the event of a Clearing Member's default:

> [T]he Corporation shall (after appropriate application of other funds in the accounts of the Clearing Member) apply the Clearing Member's Clearing Fund contribution to the discharge of such obligation, the reimbursement of such loss or expense, or the making of such payment or the funding of such performance. If the sum of all such obligations, losses or expenses, and payments exceeds the sum of the amount of the Clearing Member's total Clearing Fund contribution and the amount of the other funds of the

[12] Many classes of options are traded on more than one exchange, and all options of the same series (*i.e.*, options of the same class having identical strike price, expiration date and other terms) are fungible and indistinguishable from one another regardless of whether they were purchased on the same or different exchanges.

Clearing Member available to the Corporation, and if the Clearing Member fails to pay the Corporation the amount of any such deficiency on demand, the amount of the deficiency shall be paid out of the Clearing Fund and charged on a proportionate basis against all other Clearing Members' computed contributions as fixed at the time, but the Clearing Member who failed to pay the deficiency shall remain liable to the Corporation for the full amount of such deficiency until repayment thereof by such Clearing Member.

Funds drawn from the Clearing Fund to make good such losses may be applied by OCC without restriction to any obligations that OCC may owe to third parties, including to the satisfaction of payment or performance obligations that OCC owes to holders of options. There is no limitation or priority established for the use of such funds that would make them less available for satisfaction of obligations arising from any particular option regardless of the exchange on which any such option was purchased.

In addition, OCC's own available capital and surplus could be used to satisfy OCC's obligations arising from options issued by it, also without distinction as to particular option types or classes and without regard to the exchange on which such options are listed or traded or to the identity of any similarly-situated claimant.

IV. Insolvency of OCC

Section 27 of Article VI of OCC's By-Laws makes provision for the netting of rights and obligations of Clearing Members in the unlikely event of the insolvency of OCC. Section 27 provides for the netting of rights and obligations on an account-by-account basis without regard to the identity of the contracts or classes of options in the accounts or the exchange or market on which transactions in such contracts were effected. Section 27 limits the extent to which obligations of OCC to a Clearing Member may be set off against obligations of the Clearing Member to OCC in conformity with, among other provisions of law, the Commission's customer protection rules applicable to broker-dealers.[13] Amounts due to the Clearing Member are then netted across accounts, again subject to legal limitations. Any net amount due from OCC to a Clearing Member after this process is completed is then subject to the provisions of Section 27(g)(3), which provides: "If a Clearing Member has a positive Net Settlement Amount, it has a claim against the Corporation for the value of that amount as of the Termination Time and, as a general unsecured creditor of the Corporation, may file a claim for the amount thereof in the Corporation's bankruptcy case." It is our opinion that no provision in Section 27 would have the effect of subordinating a Clearing Member's claim against OCC arising from any Other Option to amounts owed by OCC in respect of any Listed Option or provide any priority to a claim based on the exchange or market on which a transaction was effected.

V. Conclusion

It is our opinion that OCC's obligations with respect to Listed Options and Other Options are general unsecured binding obligations of OCC[14]; and the obligations of OCC in respect of

[13] Rules 15c3-3, 15c2-1 and 8c-1 under the Exchange Act.

[14] Our opinion with respect to the binding obligation of the Listed Options and the Other Options is subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and other similar

Other Options are equal in seniority to the obligations of OCC in respect of Listed Options as to priority in the distribution of assets and payment of amounts due to option holders.

This opinion is provided to the staff of the Securities and Exchange Commission for the purpose of supporting the issuance of the interpretation referred to above.

Very truly yours,

Sidley Austin LLP

Sidley Austin LLP

cc: William H. Navin
Jean M. Cawley

Attachment (1)

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laws relating to or affecting creditors' rights generally and to general equitable principles (regardless of whether considered in a proceeding in equity or at law), including concepts of commercial reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief.